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                                     FILED BY: GA FINANCIAL, INC.
                                               FILING PURSUANT TO RULE 425
                                               UNDER THE SECURITIES ACT OF
                                               1933, AS AMENDED AND DEEMED
                                               FILED UNDER RULE 14A-12
                                               UNDER THE SECURITIES
                                               EXCHANGE ACT OF 1934, AS
                                               AMENDED.
                                     SUBJECT COMPANY: GA FINANCIAL, INC.
                                     REGISTRATION STATEMENT FILE NO.: 333-113534


[GAFinancial, Inc. logo]

                                                                 March 15, 2004

              NOTICE TO ALL PARTICIPANTS IN THE GA FINANCIAL, INC.
                    DIVIDEND REINVESTMENT/CASH PURCHASE PLAN


Dear Shareholder:

         As you know, GA Financial, Inc. (AMEX: GAF) has entered into a Merger Agreement with First Commonwealth Financial Corporation (NYSE: FCF), pursuant to which GA Financial will merge into and become a part of First Commonwealth Financial. Although the date for the Special Shareholders Meeting to approve this transaction has not been set, we anticipate that the meeting will be held and the transaction will close before the end of the second quarter 2004.

         As a result of this pending transaction, and in order to facilitate an orderly share exchange process, we are suspending our Dividend Reinvestment/Cash Purchase Plan effective April 15, 2004. While we expect to pay one additional dividend, in May, prior to the merger, those dividends will not be reinvested under the Plan as in the past. In addition, no further optional cash payments for the purchase of additional shares will be accepted.

         Approximately 30 days before the Special Meeting date, you will be receiving two separate mailings concerning the proposed transaction. One mailing will contain the proxy statement/prospectus and a proxy card for you to vote your shares on the merger transaction. The second mailing will contain instructions and an election form on which you will indicate your preference to receive cash (in the amount of $35 per share) or First Commonwealth Financial common stock (having a market value equal to $35) or a combination of cash and stock in exchange for your GA Financial shares. The election form will also contain the number of Dividend Reinvestment Plan shares that you own, which number will be effectively frozen with the suspension of the plan. The instructions included with the election form will also inform you of the date by which your election form must be received.

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         If you have any questions, please feel free to call Cheryl Riley,
Assistant Corporate Secretary at (412) 882-9800 ext. 284.

                                                   Very truly yours,

                                                   /s/ John M. Kish

                                                   John M. Kish
                                                   Chairman and CEO


         First Commonwealth Financial Corporation (First Commonwealth) and GA Financial, Inc. (GA Financial) will file a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). GA Financial will mail the proxy statement/prospectus to its shareholders in connection with a special meeting of shareholders to be called to consider the merger. BEFORE MAKING ANY DECISION REGARDING THE MERGER, SHAREHOLDERS OF GA FINANCIAL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about First Commonwealth and GA Financial, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to the Secretary of First Commonwealth, First Commonwealth Financial Corporation, Old Courthouse Square, 22 North Sixth Street, P.O. Box 400, Indiana, PA 15701-0400, (724) 349-7220, or to the Secretary of GA Financial, Inc., 4750 Clairton Boulevard, Pittsburgh, PA 15236, (412) 882-9946.

         GA Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of GA Financial in connection with the merger. Information about the directors and executive officers of GA Financial and their ownership of GA Financial common stock is set forth in the proxy statement, dated March 17, 2003, for GA Financial's 2003 annual meeting of shareholders, as filed with the SEC on a
Schedule 14A. Additional information about the interests of these participants will be contained in the definitive proxy statement/prospectus relating to the proposed merger when it becomes available. You can obtain free copies of this information using the GA Financial contact information set forth above.